SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 AMENDMENT NO. 5

                                       TO

                                 SCHEDULE 14D-9
                            -------------------------


                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              3-D GEOPHYSICAL, INC.
                            (Name of Subject Company)


                              3-D GEOPHYSICAL, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    88553V107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  JOEL FRIEDMAN
                                    CHAIRMAN
                              3-D GEOPHYSICAL, INC.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 317-1234

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the person(s) filing statement)

                            -------------------------

         This Amendment No. 5, the final amendment, amends and supplements the information set forth in the Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9, as amended (the "Schedule 14D-9"), filed by 3-D Geophysical, Inc. (the "Company") on March 13, 1998 with respect to a tender offer (the "Offer") by WAI Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Western Atlas Inc., a Delaware corporation ("Western"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 13, 1998, to purchase all outstanding Shares at a purchase price of $9.65 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 13, 1998 and pursuant to the Agreement and Plan of Merger, dated as of March 8, 1998, among Western, Purchaser and the Company. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8 is hereby amended by adding the following paragraph 8(d):


         (d) Expiration of the Offer

         The Offer expired at 12:00 midnight, New York City time, on Thursday, April 9, 1998. According to the depositary's preliminary report, 11,232,391 shares were tendered and not withdrawn (including 22,081 shares tendered by means of guaranteed delivery) as of the expiration of the Offer, representing approximately 94% of the outstanding share of the Company. The Purchaser accepted for payment all shares validly tendered according to the terms of the Offer.

         Item 8(d) is hereby amended and supplemented to incorporate by reference the information set forth in the press release issued by Western on April 10, 1998, filed as exhibit (a)(6) to this Amendment No. 5.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 is hereby amended and supplemented by adding thereto the following:


EXHIBIT NO.                DESCRIPTION
-----------                -----------

(a)(6)                Text of Press Release issued by Western on April 10, 1998.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1998

                                              3-D GEOPHYSICAL, INC.


                                               By:   /s/ Joel Friedman
                                                     -----------------
                                                     Name: Joel Friedman
                                                     Title:  Chairman

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION
-----------                -----------

(a)(6)                Text of Press Release issued by Western on April 10, 1998.

                                                                  Exhibit (a)(6)


Western Atlas Acquires Over 90% of 3-D Geophysical Shares in Tender Offer

HOUSTON, Texas - April 10, 1998 - Western Atlas Inc. (NYSE:WAI) today announced that its wholly owned subsidiary, WAI Acquisition Corp., completed its $9.65 per share cash tender offer for all of the outstanding shares of common stock and the associated preferred share purchase rights of 3-D Geophysical, Inc.

According to the depositary's preliminary report, 11,232,391 shares were tendered and not withdrawn (including 22,081 shares tendered by means of guaranteed delivery) as of the expiration of the tender offer, representing approximately 94% of the outstanding 3-D Geophysical shares. The offer expired at 12:00 midnight, New York City time, on Thursday, April 9, 1998. WAI Acquisition Corp. accepted for payment all shares validly tendered according to the terms of the tender offer.

The tender offer will be followed by a merger of WAI Acquisition Corp. into 3-D Geophysical in which each 3-D Geophysical share not acquired in the tender offer will be converted into the right to receive $9.65 in cash.

Western Atlas Inc., based in Houston, Texas is one of the world's leading oilfield services companies, providing seismic, well-logging, and reservoir information services to the oil and gas industry.

SOURCE: Western Atlas, Inc.